Exhibit 99.1

Moolec Receives Nasdaq Determination Letter

Grand Cayman, Cayman Islands. November 28, 2025. On November 24, 2025, Moolec Science SA (“Moolec” or the “Company”) received a letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it has not yet filed its Annual Report on Form 20-F for the year ended June 30, 2025 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

As the Company stated in the form 12b-25 filed with the SEC on October 31, 2025, it was unable to file the Form 20-F in a timely manner due to complexities that arose immediately after the closing of the business combination in mid-June 2025, two weeks prior to Moolec’s fiscal year end of June 30. The business combination involves complex accounting, including the imposition of reverse acquisition accounting and valuation of acquired assets and liabilities.

The Company has requested a stay of suspension to the Nasdaq Hearings Panel, which automatically stayed the effect of the Letter until the panel hearing, which is scheduled to take place on December 18, 2025. Accordingly, the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “MLEC” without interruption during such stay. The Company is working diligently to complete the Form 20-F as soon as possible and expects to be able to file the Form 20-F before the hearing takes place.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Moolec Science SA

Moolec Science is an innovation-driven company engineering plants and microbes to unlock scalable protein solutions for the global food system. By integrating Molecular Farming and precision fermentation, Moolec combines the cost efficiency of crops with the functionality and nutrition of animal proteins, creating sustainable and commercially viable ingredients. The Company’s diversified pipeline includes alternative proteins, bioactive compounds, nutritional oils, and biological inputs for regenerative agriculture. Moolec has a robust intellectual property portfolio with more than 118 granted and pending patents across multiple technology platforms. With operations spanning the United States, Europe and South America, Moolec is advancing a seed-to-ingredient approach designed to transform the future of food production. Moolec is publicly listed on Nasdaq under the ticker “MLEC.” For more information, please visit www.moolecscience.com and ir.moolecscience.com.

Forward-looking Statements

This report contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s plan to file reports and regain compliance under the NASDAQ rules, performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this report, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this report will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.